UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42505

Huachen AI Parking Management Technology Holding Co., Ltd,

(Translation of registrant’s name into English)

No.1018 Haihe Road, Dushangang Town,

Pinghu City, Jiaxing, Zhejiang Province,

China, 314205
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Annual General Meeting of Shareholders

On May 20, 2025, at 10:00 A.M., China Standard Time (May 19, 2025, at 10:00 P.M., Eastern Time), Huachen AI Parking Management Technology Holding Co., Ltd (the “Company”) held an annual general meeting of shareholders (the “Annual Meeting”) at its executive office at No.1018 Haihe Road, Dushangang Town, Pinghu City, Jiaxing, Zhejiang Province, China, 314205. Holders of 32,132,879 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 95.25% of the total 33,735,000 outstanding ordinary shares as of the record date of April 10, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the Annual Meeting as of the record date. All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Annual Meeting. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

		For	Against	Abstain
Proposal One:	To consider and vote upon five separate ordinary resolutions to re-appoint five directors to serve on the Company’s board of directors (the “Board”) until the next annual general meeting of shareholders or until their office is otherwise vacated or they are removed by ordinary resolution.
	Bin Lu	32,132,806	20	53
	Lei Shen	32,132,806	20	53
	Dennis Tao Chen	32,132,806	20	53
	Jing Wang	32,132,806	20	53
	Chao Xu	32,132,859	20	0
Proposal Two:	To consider and vote upon an ordinary resolution to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025.	32,132,806	20	53
Proposal Three:	To consider and vote upon an ordinary resolution to increase the Company’s authorized share capital from $250 divided into 200,000,000 shares of a par value of $0.00000125 each (“Ordinary Shares”) to $500 divided into 400,000,000 Ordinary Shares, by the creation of 200,000,000 new Ordinary Shares (the “Share Capital Increase”).	32,132,659	220	0
Proposal Four:	In order to adopt a dual-class share capital structure, subject to Proposal Three being passed, to consider and vote upon an ordinary resolution to:
	(i) re-designate all of the issued and outstanding Ordinary Shares into class A ordinary shares of a par value of $0.00000125 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class A Ordinary Shares”) on a one-for-one basis;	32,132,659	220	0
	(ii) re-designate all of the issued and outstanding Ordinary Shares into class A ordinary shares of a par value of $0.00000125 each, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (“Class A Ordinary Shares”) on a one-for-one basis;	32,132,659	220	0
	(iii) re-designate all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares on a one-for-one basis, provided that the Company shall, at the time of the above resolution, have not less than 50,000,000 authorized but unissued Ordinary Shares (the “Dual-Class Share Capital Structure”).	32,132,659	220	0
Proposal Five:	Subject to Proposals Three and Four being passed, to consider and vote upon a special resolution to amend and restate the Company’s current amended and restated memorandum and articles of association in the form attached as Exhibit A to the accompanying proxy statement (the “New Memorandum and Articles of Association”) to reflect the Share Capital Increase and the Dual-Class Share Capital Structure.	32,132,659	220	0
Proposal Six:	To consider and vote upon an ordinary resolution, to approve the repurchase and issuance of shares of certain shareholders as follows:	32,132,659	220	0

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held After Giving Effect to Share Re-designation	Number of Shares to be held After Giving Effect to Share Re-designation, Repurchase and Issuance
Huahao (BVI) Limited	16,000,000 Ordinary Shares	16,000,000 Class A Ordinary Shares	16,000,000 Class B Ordinary Shares

Proposal Seven	To consider and vote upon an ordinary resolution to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of all the resolutions contemplated by Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and Proposal Six.	32,132,659	220	0

The Company’s Amended and Restated Memorandum and Articles of Association is filed as Exhibit 3.1 to this Current Report on Form 6-K.

Exhibit Index

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2025	Huachen AI Parking Management Technology Holding Co., Ltd,

	By:	/s/ Bin Lu
	Name:	Bin Lu
	Title:	Chief Executive Officer

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